October 19, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attn:	Joseph Cascarano, Senior Staff Accountant

Robert Littlepage, Accounting Branch Chief

Edwin Kim, Staff Attorney

Jan Woo, Legal Branch Chief

Re:	Netfin Holdco

Amendment No. 1 to Registration Statement on Form F-4

Filed October 1, 2020

File No. 333-248486

Dear Mr. Kim:

On behalf of our client, Netfin Holdco, a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced amended registration statement on Form F-4 filed on October 1, 2020 (the “Registration Statement”), contained in the Staff’s letter dated October 16, 2020 (the “Comment Letter”).

The Company has filed via EDGAR its Amendment No. 2 to Registration Statement on Form F-4 (the “Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Amended Registration Statement.

Amendment No. 1 to Form F-4 Filed October 1, 2020

Comparative Per Share Data, page 26

1.	We note your response to prior comment 11. As previously requested, disclose the equivalent per share data of the company being acquired, i.e. Fintech, pursuant to Part I Item 3(f) of Form F-4. With respect to the proxy statement, refer to Item 14(b)(10) of Schedule 14A.

Response: The Company has revised its disclosure on page 26 to include the equivalent per share data of Fintech.

United States Securities and Exchange Commission

October 19, 2020

Unaudited Pro Forma Condensed Combined Financial Position

Anticipated Accounting Treatment, page 126

2.	We note your response to comment 23 however you continue to refer to Fintech as "Target." To avoid confusion, revise your disclosure as previously requested including the first paragraph on page 126 and the last paragraph on page 128.

Response: The Company has revised its disclosure on pages 126 and 128 to make the disclosure consistent.

1. Basis of Presentation, page 131

3.	We note your response to prior comment 26. Please clarify your disclosures on page 129, and elsewhere throughout the filing, that the "Transaction" will be accounted for as a reverse merger recapitalization, so that the disclosures are consistent with your accounting treatment disclosures on page 22.

Response: The Company has revised its disclosures on page 131 and throughout to be consistent with the accounting treatment disclosures on page 22.

Description of Holdco’s Securities, page 151

4.	We note your response to prior comment 31 regarding the differences between the corporate law of the Cayman Islands and Delaware. In light of the of Netfin shareholders becoming Holdco shareholders as the result of the SPAC merger, please describe any material differences between the corporate governance between Holdco and Netfin that do not relate to the elimination of the SPAC-related provisions and other Charter Proposals.

Response: The Company confirms that, other than removing SPAC-related provisions, there are no material differences between the corporate governance between Holdco and Netfin.

Statement of Comprehensive Income -- Year ended 29 February 2020, page F-21

5.	We note your response to prior comment 32. We also note your disclosures on page 35 where you describe a risk factor related to external third-parties that provide services to support your trading platform, such as cloud-computing and data storage services, internet network services, information-security protection services and add-on search and screening services. Please confirm that you have classified in the "cost of revenues" line item all costs paid to external third-parties that provide services to support your trading platform. If not, please explain why.

Response: Fintech confirms that it has classified in the “cost of revenues” line item all costs paid to external third-parties that have provided services to support the trading platform.

United States Securities and Exchange Commission

October 19, 2020

Note 3. Significant Accounting Policies

Revenues

License Fees, page F-31

6.	We note your response to comment 33. Your current disclosures on page F-42 refer to license fee credits which suggests that a portion of license fee revenue is refundable. Please revise your disclosures here and on page F-42 to clarify, if true, that at contract inception, you collect both a non-refundable license fee and a separate advance payment of platform service fees that customers can use to offset future payments of platform fees.

Response: Fintech has revised the disclosure on pages F-31, F-32, F-41, F-42 and F-43 to clarify that at contract inception, Fintech collects both a non-refundable license fee and a separate advance payment of platform service fees that customers can use to offset future payments of platform fees.

* * *

United States Securities and Exchange Commission

October 19, 2020

Please do not hesitate to contact Elliott Smith at (212) 819-7644 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	Marat Rosenberg, Netfin Holdco

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